UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month August 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Item

1.	Notice of Annual General Meeting along with Legend
2.	Exhibit – Annual Report 2022-23

August 2, 2023

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Sir/Madam,

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is with reference to our letter dated June 29, 2023, regarding convening of the Twenty-Ninth Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Wednesday, August 30, 2023 at 2:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

We wish to inform you that the Notice of the AGM and Annual Report 2022-23 to be sent to the American Depository Shares (ADS) holders have been uploaded on the website of the Bank and can be accessed through the link https://www.icicibank.com/about-us/annual. Additionally, provision for email delivery of the Annual Report, Notice and relevant enclosures to ADS holders is also being initiated in co-ordination with the overseas depository bank, Deutsche Bank Trust Company Americas (DBTCA).

We are enclosing for your information and records a copy of the Notice of the AGM of the Bank. The said Notice has an additional legend attached which is being provided to the ADS holders for information purpose only.

The brief details of the businesses to be transacted at the AGM are given in Annexure.

You are requested to take note of the above and arrange to bring it to the notice of all concerned

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

Brief details of the businesses to be transacted at the Twenty-Ninth AGM of the Bank through remote e-voting prior to the AGM and e-voting during the AGM

Sr. No.	Resolution	Type of Resolution (Ordinary/ Special)
Ordinary Business
1	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2023	Ordinary
2	Declaration of dividend on equity shares	Ordinary
3	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment	Ordinary
4	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank	Ordinary
5	Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank	Ordinary
Special Business
6	Re-appointment of Mr. Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank	Special
7	Re-appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director of the Bank	Special
8	Re-appointment of Mr. S. Madhavan (DIN: 06451889) as an Independent Director of the Bank	Special
9	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank	Ordinary
10	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank	Ordinary
11	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank	Ordinary
12	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), erstwhile Executive Director of the Bank	Ordinary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

13	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), as Managing Director & Chief Executive Officer of the Bank	Ordinary
14	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Party for FY2024	Ordinary
15	Material Related Party Transactions for current account deposits for FY2025	Ordinary
16	Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties (issued by related or unrelated parties) for FY2025	Ordinary
17	Material Related Party Transactions for sale of securities (issued by related or unrelated parties) to Related Parties for FY2025	Ordinary
18	Material Related Party Transactions for fund-based and/or non-fund based credit facilities for FY2025	Ordinary
19	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions with the Related Party for FY2025	Ordinary
20	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) and other permitted short-term lending transactions with the Related Party for FY2025	Ordinary
21	Material Related Party Transactions for availing manpower services for certain activities from Related Party for FY2025	Ordinary
22	Material Related Party Transactions for availing insurance services from Related Party for FY2025	Ordinary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531228

Website: www.icicibank.com, E-mail: companysecretary@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

Annual Report 2022-23

NOTICE

NOTICE is hereby given that the Twenty-Ninth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Wednesday, August 30, 2023 at 2:00 p.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone and consolidated financial statements for the financial year ended March 31, 2023 together with the Reports of the Directors and the Auditors thereon

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and pursuant to the approval granted by RBI, M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) be re-appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this Meeting till the conclusion of the Thirtieth Annual General Meeting of the Bank at an overall remuneration of Rs. 59.0 million, plus out-of-pocket expenses upto a maximum of Rs. 3.0 million to be allocated between M/s M S K A & Associates and the other Joint Statutory Auditor as may be mutually agreed between the Bank and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2024.

5.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and pursuant to the approval granted by RBI, M/s KKC & Associates LLP, Chartered Accountants

(formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) be re-appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this Meeting till the conclusion of the Thirtieth Annual General Meeting of the Bank at an overall remuneration of Rs. 59.0 million, plus out-of-pocket expenses upto a maximum of Rs. 3.0 million to be allocated between M/s M S K A & Associates and M/s KKC & Associates LLP (formerly M/s Khimji Kunverji & Co LLP) as may be mutually agreed between the Bank and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2024.

SPECIAL BUSINESS

6.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 ("Act") and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. Hari L. Mundra (DIN: 00287029), who was appointed at the Twenty-Fifth Annual General Meeting as an Independent Director of the Bank up to October 25, 2023 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term commencing from October 26, 2023 to October 25, 2024.

7.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 ("Act") and the Companies (Appointment

Annual Report 2022-23

and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. B. Sriram (DIN: 02993708), who was appointed at the Twenty-Fifth Annual General Meeting as an Independent Director of the Bank up to January 13, 2024 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term of three consecutive years commencing from January 14, 2024 to January 13, 2027.

8.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 ("Act") and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. S. Madhavan (DIN: 06451889), who was appointed at the Twenty-Fifth Annual General Meeting as an Independent Director of the Bank up to April 13, 2024 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term of three consecutive years commencing from April 14, 2024 to April 13, 2027.

9.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer (MD & CEO), be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India (RBI):

Basic Salary:

Rs. 2,887,300 per month with effect from April 1, 2023 to October 3, 2023

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,979,635 per month with effect from ApriI 1, 2023 to October 3, 2023

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject

Annual Report 2022-23

to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration of Mr. Sandeep Batra (DIN:03620913), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India (RBI):

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2023

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,756,384 per month with effect from April 1, 2023

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Batra and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

Annual Report 2022-23

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration of Mr. Rakesh Jha (DIN:00042075), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India (RBI):

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2023

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,756,384 per month with effect from ApriI 1, 2023

Bonus:

An amount, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Jha and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Jha shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Annual Report 2022-23

12.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (“Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration of Mr. Anup Bagchi (DIN:00105962), erstwhile Executive Director of the Bank, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India (RBI):

Basic Salary:

Rs. 2,472,480 per month with effect from April 1, 2023 till April 30, 2023

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,756,384 per month with effect from ApriI 1, 2023 till April 30, 2023

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bagchi and his designation during his tenure as wholetime Director of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bagchi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

13.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("Act") and rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), and subject to the approval of the Reserve Bank of India (RBI), Mr. Sandeep Bakhshi (DIN: 00109206) be and is hereby re-appointed as the Managing Director & Chief Executive Officer (MD & CEO) of the Bank, for a period of three years effective from October 4, 2023 to October 3, 2026 on the terms & conditions including remuneration as enumerated below and which is subject to annual revisions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the RBI:

Basic Salary:

Rs. 2,887,300 per month with effect from October 4, 2023

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment

Annual Report 2022-23

of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

Rs. 1,979,635 per month with effect from October 4, 2023

Bonus:

An amount as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the Board Governance, Remuneration & Nomination Committee ("BGRNC") from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Bank, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

14.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities (issued by related or unrelated parties) to the Related Party listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2024 (‘FY2024’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents,

Annual Report 2022-23

etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

15.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangement/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for acceptance of current account deposits by the Bank whether by way of fresh deposit(s) or any extension(s) or modification(s) of earlier contracts/arrangements/transactions or otherwise, from time to time, with the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the maximum balance at any day during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

16.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the

Annual Report 2022-23

Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for-

(i)	subscription of securities issued by the Related Parties, and

(ii)	purchase of securities from Related Parties (issued by related or unrelated parties)

as listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/ arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

17.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities (issued by related or unrelated parties) to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold,

Annual Report 2022-23

as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

18.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for granting of credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities to the Related Parties listed in the explanatory statement annexed to the Notice convening this meeting on such terms and conditions as may be permitted under the Applicable Laws, and relevant policies of the Bank, including interest and other charges receivable in connection with such facilities, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of

Annual Report 2022-23

its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

19.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts deeds, matters and things and also to execute such documents, writings, etc. and take steps as may be considered necessary or expedient to give effect to the aforesaid resolution.

20.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions

Annual Report 2022-23

or otherwise) for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

21.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure

Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and, such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing manpower services for certain activities of the Bank from the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Annual Report 2022-23

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

22.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and, such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing insurance services from the Related Party listed in the explanatory statement annexed to the Notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2025 (‘FY2025’), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4 to 22 as set out in the Notice is annexed hereto. The Board of Directors of the Company has considered and decided to include Item Nos. 6 to 22 given above as Special Business in the forthcoming Annual General Meeting (AGM) as they are unavoidable in nature.

b.	In compliance with the General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 10/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs (MCA Circulars), the AGM of the Bank will be held through VC/OAVM.

c.	Pursuant to the General Circular No. 14/2020 dated April 08, 2020, issued by the Ministry of

Annual Report 2022-23

Corporate Affairs, Circular No. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated May 12, 2020 and other relevant circulars, including Circular No. SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 05, 2023 issued by the Securities and Exchange Board of India (SEBI), the physical attendance of the Members at the AGM has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed to this Notice.

d.	Corporate Members intending to appoint their Authorised Representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Bank at iciciagm@icicibank.com.

e.	Annual Report 2022-23 and this Notice are being sent through electronic mode to those Members whose email addresses are registered with the Company/ Depository Participants. The physical copy of Annual Report 2022-23 and this Notice will be sent to those Members who request for the same. Members may note that the Annual Report 2022-23 and this Notice can also be accessed on the Bank’s website at https://www.icicibank.com/about-us/annual, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

f.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

g.	Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide its Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting prior to the AGM and e-voting during the AGM will be provided by NSDL.

h.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Wednesday, August 23, 2023 only shall be entitled to avail the facility of remote e-voting prior to the AGM and e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Wednesday, August 23, 2023, subject to the provisions of the Banking Regulation Act, 1949, as amended.

i.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

j.	The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

k.	The Members who have cast their votes through remote e-voting prior to the AGM may aIso attend the AGM but shall not be entitled to cast their votes again.

l.	The remote e-voting period commences on Friday, August 25, 2023 (9:00 a.m. IST) and ends on Tuesday, August 29, 2023 (5:00 p.m. IST). During this period, the Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date i.e. Wednesday, August 23, 2023 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently.

Annual Report 2022-23

m.	The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for Individual Shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.   Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-Voting period.

2.   If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” Portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

3.   Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.   Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

Annual Report 2022-23

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)

1.   Users who have opted for CDSL Easi/Easiest facility, can login through their existing User ID and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi/Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password.

2.   After successful login the Easi/Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also links provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers’ website directly.

3.   If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.   Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call on 022-4886 7000 or 022-2499 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at Toll free No.: 1800 22 55 33

B)	Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile.

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2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if DP ID is IN300*** and Client ID is 12****** then User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if Beneficiary ID is 12************** then User ID is 12**************
For Members who hold shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example, if folio number is 001*** and EVEN is 124686 then User ID is 124686001***

5.	Your Password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)	If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	Click on “Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

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Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of ICICI Bank Limited.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.

Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.co.in or to the Company at iciciagm@icicibank.com for procuring User ID and Password for e-Voting.

Any person, holding shares in physical form and nonindividual shareholders, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Wednesday, August 23, 2023, may obtain the User ID and Password by sending a request at evoting@nsdl.co.in or to the Company at iciciagm@icicibank.com. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing User ID and Password for casting your vote. If you forgot your Password, you can reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on 022-4886 7000 or 022-2499 7000. In case of individual shareholders holding shares in demat mode who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and who holds shares as on the cut-off date i.e. Wednesday, August 23, 2023, may follow steps mentioned above under “Access to NSDL e-Voting system”.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/FAQ’s section at www.evoting.nsdl.com or call on 022-4886 7000 or 022-2499 7000 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre, Senior Manager, National Securities Depository Limited, Trade World, ’A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, at pallavid@nsdl.com or at telephone no.: 022-2499 4545. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or contact at telephone no.: 022-2653 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

n.	The procedure for e-voting during the AGM is same as the instructions mentioned above for remote e-voting.

o.	Members who have not cast their votes on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

p.	Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

q.	Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-Voting system. Members may access the same by following the steps mentioned above for “Access to NSDL e-Voting system”. After successful login, you can see link of “VC/OAVM link” placed under “Join Meeting” menu against company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/

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Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in this Notice to avoid last minute rush.

r.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

s.	Members are encouraged to join the Meeting through Laptops for better experience.

t.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the Meeting.

u.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

v.	Members who need assistance before or during the AGM with use of technology may call on 022-4886 7000 or 022-2499 7000 or contact Mr. Anubhav Saxena, Deputy Manager, National Securities Depository Limited at AnubhavS@nsdl.com.

w.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

x.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icicibank.com before 5:00 p.m. IST on Monday, August 28, 2023.

y.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank. com mentioning their name, demat account number/folio number, mobile number between 9:00 a.m. IST on Saturday, August 26, 2023 and 5:00 p.m. IST on Monday, August 28, 2023. Those Members who have registered themselves as a speaker will only be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND RELATED INFORMATION

z.	The Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM, is August 9, 2023.

aa.	Dividend for the year ended March 31, 2023, at the rate of Rs. 8 per fully paid-up equity share of face value of Rs. 2 each, as recommended by the Board of Directors, will be paid/despatched after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in electronic form to all beneficial owners as per the details furnished by the Depositories as on the Record Date i.e. as on the close of August 9, 2023

bb.	As per the prevailing provisions under the Income-tax Act, 1961, dividend paid or distributed by Bank shall be taxable in the hands of the Members. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc.	Ms. Vinita Nair (FCS No.: F10559, COP No.: 11902) of Vinod Kothari & Company, Practising Company Secretaries or failing her Ms. Nitu Poddar (ACS No.: 37398, COP No.: 15113) of Vinod Kothari & Company, Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

dd.	The Scrutinizer shall make a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairman or a person authorised by him in writing, who shall countersign the same. The Chairman or a person authorised by him shall declare the results of the voting forthwith.

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ee.	The Results declared alongwith the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company’s website at www.icicibank.com as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff.	All the documents referred to in the accompanying Notice and Explanatory Statement, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

gg.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at https://www.evoting.nsdl.com.

hh.	Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned copy of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer at vinita@vinodkothari.com and nitu@vinodkothari.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders can also upload their Board Resolution/Authority Letter etc. by clicking on “Upload Board Resolution/Authority Letter” displayed under “e-Voting” tab in their login.

ii.	Any person, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Wednesday, August 23, 2023 can cast the vote by following the instructions as mentioned in this Notice.

jj.	The Bank has appointed KFin Technologies Limited (KFin) as its Registrar & Share Transfer Agent (R & T Agent) for equity shares in place of 3i Infotech Limited with effect from April 1, 2022. 3i Infotech Limited is the R & T Agent for bonds/debentures issued by the Bank. Investors can contact R & T Agent as detailed hereinafter:

R & T Agent for Equity Shares:

Ms. C Shobha Anand

KFin Technologies Limited

Unit: ICICI Bank Limited

Selenium Building, Tower-B

Plot No. 31 & 32, Financial District

Nanakramguda, Serlingampally

Hyderabad 500 032, Rangareddy

Telangana, India

Tel. No.: +91-040-6716 2222

Fax No.: +91-040-2342 0814

Toll free No.: 18003094001

WhatsApp No.: +91 910 009 4099

E-mail: einward.ris@kfintech.com

Website: https://ris.kfintech.com

Investor Support Centre: https://ris.kfintech.com/

clientservices/isc

R & T Agent for Bonds/Debentures:

Mr. Vijay Singh Chauhan

3i Infotech Limited

International Infotech Park, Tower # 5, 3rd Floor

Vashi Railway Station Complex, Vashi

Navi Mumbai 400 703, Maharashtra, India

Tel. No.: +91-22-7123 8034/35

Fax No.: +91-22-6792 8099

Toll free No.: 18601207777

E-mail: investor@icicibank.com

Website: https://www.3i-infotech.com/investors/

kk.	Investors holding securities in physical form are requested to register/update their KYC details including Permanent Account Number, postal address, email address, bank details, etc. by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in Form ISR-1 to the R & T Agent of the Bank. Investors holding securities in dematerialised form are requested to register/update their KYC details with their respective Depository Participants.

ll.	Investors can avail the facility of nomination in respect of securities held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Investors desiring to avail this facility may send

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their nomination in the prescribed Form SH-13 duly filled, to the R & T Agent of the Bank. If the Investor desires to opt out or cancel the earlier nomination and record a fresh nomination, he/she may submit the same in Form ISR-3 or Form SH-14 as the case may be. Investors holding securities in dematerailised form are requested to contact their respective Depository Participants for availing this facility.

mm.	Investors may please note that SEBI has mandated listed companies to issue the securities in dematerialised form only while processing following service requests viz. issue of duplicate securities certificate; claim from unclaimed suspense account; renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/ folios; transmission and transposition. Accordingly, Investors are requested to make service requests by submitting duly filled and signed Form ISR-4 to the R & T Agent of the Bank.

nn.	The Relevant Forms viz. Form ISR-1, Form ISR-3, Form ISR-4, Form SH-13 and Form SH-14 are available on the website of the Bank at https://www.icicibank. com/about-us/invest-relations and on the website of the R & T Agent, KFin (for equity shares) at https://ris.kfintech.com/clientservices/isc/default.aspx#isc_ download_hrd and 3i Infotech (for bonds/debentures) at https://www.3i-infotech.com/investors/.

oo.	As per SEBI Circular dated March 16, 2023, physical folios wherein KYC and Nomination details are not updated on or after October 1, 2023 shall be frozen by the R & T Agent. Investors would be eligible to lodge grievance or avail any service request only after furnishing the required details. The frozen folios shall be referred by the Bank/R & T Agent to the administering authority under the Benami Transactions (Prohibitions) Act, 1988 and/or Prevention of Money Laundering Act, 2002, if they continue to remain frozen as on December 31, 2025.

pp.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the dividend amounts remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid

Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2015 was transferred to the IEPF during financial year ended 2023. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

qq.	The unclaimed dividend for the financial year ended March 31, 2016 would accordingly be transferred to IEPF in August 2023. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

rr.	Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2017 and subsequent years are requested to submit their claims to KFin, R & T Agent of the Bank without any delay.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, June 29, 2023

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-26538900
Phone: 0265-6722286	Fax: 022-26531228

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EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 4 and 5

M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) (hereinafter referred to as “M S K A & Associates”) and M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) (hereinafter referred to as “KKC & Associates LLP”) were re-appointed as the Joint Statutory Auditors of the Bank at the Twenty- Eighth Annual General Meeting (AGM) from the conclusion of that AGM till the conclusion of the Twenty-Ninth AGM of the Bank in line with the approval received from the Reserve Bank of India (RBI).

It is proposed to re-appoint M S K A & Associates and KKC & Associates LLP, as the Joint Statutory Auditors of the Bank from the conclusion of this AGM till the conclusion of the Thirtieth AGM of the Bank. As per the requirement of the Companies Act, 2013 (“Act”), M S K A & Associates and KKC & Associates LLP have confirmed that the re-appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

Their re-appointment has been approved by RBI for a further period of one year and pursuant to the requirements of RBI guidelines, their appointment is required to be pre-approved on an annual basis. Hence, their re-appointment is presently proposed from the conclusion of this AGM till the conclusion of the Thirtieth AGM.

The terms of appointment of M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants as the Joint Statutory Auditors of the Bank, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with Companies Act, 2013, financial results in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Long Form Audit Report (LFAR), audit of foreign branches of the Bank for FY2024 and certain other verification and certification requirements as per various regulatory guidelines.

The audit fee payable to M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered

Accountants amounts to Rs. 59.0 million, plus reimbursement of out-of-pocket expenses upto a maximum of Rs. 3.0 million and Goods and Services Tax and such other tax(es) as may be applicable.

The Board recommends the Resolutions at Item Nos. 4 and 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolutions at Item Nos. 4 and 5 of the accompanying Notice.

The copy of the approval granted by RBI will be made available for inspection in electronic mode.

Item No. 6

The Members of the Bank, vide Resolution passed at the Annual General Meeting held on August 9, 2019, had approved the appointment of Mr. Hari L. Mundra as an Independent Director for a term of five consecutive years commencing from October 26, 2018 to October 25, 2023.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed the upper age limit for Non-Executive Directors to 75 years. Mr. Mundra will attain the age of 75 years on October 26, 2024. The Board had, at its Meeting held on May 28, 2023, based on the recommendation of the Board Governance, Remuneration & Nomination Committee and the performance evaluation, approved the re-appointment of Mr. Mundra as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024, subject to the approval of Members.

Considering the experience of Mr. Mundra and the contribution made by him, the Board felt that continued association of Mr. Mundra as an Independent Director would be beneficial to the Bank.

Mr. Mundra is not disqualified from being appointed as a Director, in terms of Section 164 of the Act and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Mundra is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director of the Bank.

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In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Mundra for the office of Director on conclusion of his term on October 25, 2023.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Mundra and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Mundra would be available for inspection in electronic mode.

Item No. 7

The Members of the Bank, vide Resolution passed at the Annual General Meeting held on August 9, 2019, had approved the appointment of Mr. B. Sriram as an Independent Director for a term of five consecutive years commencing from January 14, 2019 till January 13, 2024.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed that the total tenure of Non-Executive Director, continuously or otherwise, on the board of a bank, shall not exceed eight years and after completing eight years on the board of a bank the person may be considered for re-appointment only after a minimum gap of three years. Mr. Sriram will complete his first term of five years as an Independent Director on January 13, 2024. The Board had, at its Meeting held on May 28, 2023, based on the recommendation of the Board Governance, Remuneration & Nomination Committee and the performance evaluation, approved the re-appointment of Mr. Sriram as an Independent Director of the Bank for a second term of three consecutive years commencing from January 14, 2024 to January 13, 2027, subject to the approval of Members.

Considering the experience of Mr. Sriram and the contribution made by him, the Board felt that continued association of Mr. Sriram as an Independent Director would be beneficial to the Bank.

Mr. Sriram is not disqualified from being appointed as a Director, in terms of Section 164 of the Act and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Sriram is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Sriram for the office of Director on conclusion of his term on January 13, 2024.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Sriram and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Sriram would be available for inspection in electronic mode.

Item No. 8

The Members of the Bank, vide Resolution passed at the Annual General Meeting held on August 9, 2019, had approved the appointment of Mr. S. Madhavan as an Independent Director for a term of five consecutive years commencing from April 14, 2019 till April 13, 2024.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed that the total tenure of Non-Executive Director, continuously or otherwise, on the board of a bank, shall not exceed eight years and after completing eight years on the board of a bank the person may be considered for re-appointment only after a minimum gap of three years. Mr. Madhavan will complete his first term of five years as an Independent Director on April 13, 2024. The Board had, at its Meeting held on May 28, 2023, based on the recommendation of the Board Governance, Remuneration & Nomination Committee and the performance evaluation, approved the re-appointment of Mr. Madhavan as an Independent Director of the Bank for a second term of three consecutive years commencing from April 14, 2024 to April 13, 2027, subject to the approval of Members.

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Considering the experience of Mr. Madhavan and the contribution made by him, the Board felt that continued association of Mr. Madhavan as an Independent Director would be beneficial to the Bank.

Mr. Madhavan is not disqualified from being appointed as a Director, in terms of Section 164 of the Act and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Madhavan is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Madhavan for the office of Director on conclusion of his term on April 13, 2024.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 8 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Madhavan and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Madhavan would be available for inspection in electronic mode.

Item Nos. 9 to 12

The Bank has a compensation policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share-linked instruments or cash or a mix of cash and share-linked instruments. The variable pay is determined by the Board Governance, Remuneration & Nomination Committee ("BGRNC") and the Board of Directors after evaluating performance vis-à-vis defined Key Performance Indicators which comprised various aspects including financial performance, asset quality, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Directors is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The Board had, at its Meeting held on April 22, 2023, based on the recommendation of the BGRNC approved (a) payment of performance bonus of Rs. 37,728,000 to Mr. Bakhshi, Rs. 32,789,925 each to Mr. Batra and Mr. Bagchi and Rs. 29,022,663 to Mr. Jha for FY2023, subject to RBI approval and (b) grant of 299,100 stock options to Mr. Bakhshi and 231,000 stock options each to Mr. Batra, Mr. Jha and Mr. Bagchi under the ICICI Bank Employees Stock Option Scheme-2000 for FY2023, subject to RBI approval.

The Board had, at its Meeting held on April 22, 2023, based on the recommendation of the BGRNC and subject to the approval of RBI and Members approved (a) revision in Basic Salary to Rs. 2,887,300 per month to Mr. Bakhshi and Rs. 2,472,480 per month each to Mr. Batra, Mr. Jha and Mr. Bagchi with effect from April 1, 2023 and (b) revision in Supplementary Allowance to Rs. 1,979,635 per month to Mr. Bakhshi and Rs. 1,756,384 per month each to Mr. Batra, Mr. Jha and Mr. Bagchi with effect from April 1, 2023. Mr. Bagchi would be entitled to remuneration on proportionate basis for the period with effect from April 1, 2023 till April 30, 2023.

The other components of remuneration have been mentioned in Item Nos. 9 to 12 of the Notice.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 9 to 12 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Mr. Batra, Mr. Jha and Mr. Bagchi and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

Annual Report 2022-23

Item No. 13

The current term of appointment of Mr. Sandeep Bakhshi as approved by the Members at the Twenty-Fifth AGM held on August 9, 2019 and RBI would conclude on October 3, 2023.

The Board had, at its Meeting held on October 22, 2022, based on the recommendation of the BGRNC approved the re-appointment of Mr. Bakhshi for a period of three years effective from October 4, 2023 to October 3, 2026, subject to the approval of Members and RBI. The details of remuneration have been mentioned in the Resolution at Item No. 13 of the Notice.

Mr. Bakhshi has given his consent to act as the Director of the Bank and meets the fit and proper criteria as prescribed by RBI and is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received notice in writing from a Member signifying the intention to propose the candidature of Mr. Bakhshi for the office of Director on conclusion of his term on October 3, 2023.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 13 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Bakhshi would be available for inspection in electronic mode.

Item No. 14

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

Annual Report 2022-23

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	India Infradebt Limited (Associate)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction	Aggregate value of transactions during FY2024 not exceeding Rs. 40.00 billion.
Material terms	Secondary market sale of securities are done at prevailing market rate/fair value on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	2.15%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity

The Bank may dispose off securities for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various interested parties, which may include Related Parties of the Bank too.

Valuation or other external party report	Sale of securities to Related Parties is done at prevailing market rates/fair values, on an arm’s length basis.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 14 during FY2024, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 14 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 14 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 14 of the accompanying Notice.

Item No. 15

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions if material, require prior approval of shareholders by

Annual Report 2022-23

way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank in the ordinary course of its banking business, opens current accounts and receives deposits in such accounts from its customers and collects transaction banking fee and other applicable charges from such customers as per the prevailing applicable rates. Currently, no interest is paid to the customers on current account deposits and the Bank charges fees for various transactions as agreed with the customers.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship

I.    ICICI Prudential Life Insurance Company Limited (Subsidiary)

II.   ICICI Securities Limited (Subsidiary)#

III.  ICICI Prudential Asset Management Company Limited (Subsidiary)

IV. ICICI Lombard General Insurance Company Limited (Associate)*

V.  India Infradebt Limited (Associate)

Type of transaction	Current account deposits
Value of the transaction

Once a current account is opened, a bank cannot legally stop amounts coming into the customer’s account and it is entirely up to the discretion of the customer how much amount it seeks to place into the account. Hence, the value of the transaction cannot be specified.

Material terms	Currently, no interest is paid by banks on current account balance maintained by a customer. The Bank levies bank charges from the current account customers for various services.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party, being the depositor with the Bank, shall be the service recipient in such transaction.
Tenure of the transaction	Tenure shall depend on the discretion of the customer.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	Not applicable, as the amounts cannot be specified.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	Not applicable, as the amounts cannot be specified.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Not applicable for the said transactions

Annual Report 2022-23

# The Board of Directors of the Bank on June 29, 2023 have approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (ISEC) by issuing equity shares of the Bank to the public shareholders of ISEC in lieu of cancellation of their equity shares in ISEC, thereby making ISEC a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals.

* The Board of Directors of the Bank have approved an increase in shareholding, in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Notice, necessary approval(s) are awaited.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 15 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

The maximum balance at any day, during FY2025, between the Bank on one side and the Related Parties, as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 15 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 15 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 15 of the accompanying Notice.

Item No. 16

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may subscribe to the securities issued by the Related Parties mentioned herein, or may purchase securities, issued by related/unrelated parties, from the Related Parties mentioned herein. Primary market subscription of securities are at the prevailing market rates and are subscribed at the same terms at which securities are offered to all prospective investors. Secondary market purchases of securities are also undertaken at prevailing market rates/fair values.

Annual Report 2022-23

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)* III. India Infradebt Limited (Associate)
Type of transaction	(i) Subscription of securities issued by the Related Parties, and (ii) Purchase of securities from Related Parties (issued by related or unrelated parties)
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 55.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 50.00 billion III. India Infradebt Limited: Rs. 50.00 billion
Material terms	In primary market, securities issued by related parties are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors. Secondary market purchases of securities, issued by related/unrelated parties, from Related Parties are also undertaken at prevailing market rates/fair values, on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)

The Related Party would be the investee, where the Bank would subscribe to the securities issued by such Related Party.

The Related Party would be the seller, where the Bank would purchase the securities of related/unrelated parties from the Related Party.

Tenure of the transaction

In case of subscription of securities issued by the Related Party, tenure shall depend on the terms of issue of the securities.

Tenure is not applicable in case of purchase of securities issued by related/unrelated parties from the Related Party.

% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	I. ICICI Prudential Life Insurance Company Limited: 2.95% II. ICICI Lombard General Insurance Company Limited: 2.69% III. India Infradebt Limited: 2.69%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	ICICI Prudential Life Insurance Company Limited: 13.58%
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Parties as above.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance. In primary market, securities issued by Related Parties are subscribed on the same terms as offered to all prospective investors.

All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Purpose for which the funds will be utilised (end-usage)	Not applicable. All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Annual Report 2022-23

Particulars	Details of transactions
Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in purchase of securities (issued by related/ unrelated parties), for its balance sheet management including the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities.
Valuation or other external party report

Subscription of securities issued by the Related Parties, and purchase of securities (whether in securities of related or unrelated parties) from the Related Parties are undertaken at prevailing market rates/fair values, on an arm’s length basis.

* The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Notice, necessary approval(s) are awaited.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 16 during FY2025, on an arm’s length basis and in the ordinary course of business, with Related Parties mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 16 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 16 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 16 of the accompanying Notice.

Item No. 17

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank, may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

Annual Report 2022-23

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)* III. India Infradebt Limited (Associate)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 70.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 60.00 billion III. India Infradebt Limited: Rs. 40.00 billion
Material terms	Secondary market sale of securities are done at prevailing market rate/fair value on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	I. ICICI Prudential Life Insurance Company Limited: 3.76% II. ICICI Lombard General Insurance Company Limited: 3.22% III. India Infradebt Limited: 2.15%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	ICICI Prudential Life Insurance Company Limited: 17.28%
Justification as to why the related party transaction is in the interest of the listed entity

The Bank may dispose of securities, for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various interested parties, which may include Related Parties of the Bank too.

Valuation or other external party report	Sale of securities to Related Parties is done at prevailing market rates/fair values, on an arm’s length basis.

* The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Notice, necessary approval(s) are awaited.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 17 during FY2025, on an arm's length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Annual Report 2022-23

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 17 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 17 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 17 of the accompanying Notice.

Item No. 18

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank, in the ordinary course of its banking business provides credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities. The pricing of these facilities to related parties is compared with the pricing calculators of the Bank/comparative rates offered to unrelated parties.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Securities Limited (Subsidiary)#
Type of transaction	Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the Related Parties mentioned above.
Value of the transaction

 I.    ICICI Prudential Life Insurance Company Limited: Maximum limit of fund based and non-fund based facilities not exceeding Rs. 25.00 billion

 II.   ICICI Securities Limited: Maximum limit of fund based and non- fund based facilities not exceeding Rs. 60.00 billion

Material terms

Type of facility and the term and tenure of the transaction, in each case, depends on the requests made by the customers (including the Related Parties as above) in the ordinary course. The facilities are considered for sanction, on such terms and conditions (including rate of interest, security, tenure, etc.) as may be permitted under applicable RBI norms and relevant policies of the Bank including the Bank's credit policy.

The pricing of the transaction is based on prevailing market rate and is on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a borrower herein.

Annual Report 2022-23

Particulars	Details of transactions
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	I. ICICI Prudential Life Insurance Company Limited: 1.34% II. ICICI Securities Limited: 3.22%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on the turnover for FY2023)	I. ICICI Prudential Life Insurance Company Limited: 6.17% II. ICICI Securities Limited: 175.32%
Details of financial indebtedness incurred for credit facility	The transaction forms part of the normal banking transaction of the Bank and the Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Parties as above.
Applicable terms of the credit facility
i. Covenants	The standard terms are as per applicable regulatory and the Bank’s internal policy, as agreed with the borrowers.
ii. Tenure	Upto 5 years depending upon the type of credit facilities.
iii. Interest Rate (%)	Prevailing lending rates of the Bank linked to internal/external benchmark.
iv. Repayment schedule	As per the term agreed with the borrowers
v. Secured/unsecured	Both secured/unsecured
vi. If secured, the nature of security	As per the terms agreed with the borrowers
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	The operational requirement of the borrowing entity as stated above. The Bank ensures that the funds are used for the purpose specified at the time of availing credit.
Justification as to why the related party transaction is in the interest of the listed entity	The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).
Valuation or other external party report	Not applicable for the said transactions

# The Board of Directors of the Bank on June 29, 2023 have approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (ISEC) by issuing equity shares of the Bank to the public shareholders of ISEC in lieu of cancellation of their equity shares in ISEC, thereby making ISEC a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 18 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 18 herein.

Annual Report 2022-23

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 18 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 18 of the accompanying Notice.

Item No. 19

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes repurchase (repo) transactions and other permitted short-term borrowing transactions with eligible counterparties (including related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Associate)*
Type of transaction	Repurchase (repo) transactions and other permitted short-term borrowing transactions as under applicable regulations.
Value of the transaction	Aggregate value of transaction during FY2025 not exceeding Rs. 40.00 billion.
Material terms	These are short-term borrowing transactions undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related party undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	2.15%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI and other applicable regulations. The Bank undertakes these transactions to meet funding and liquidity requirements.
Valuation or other external party report	Not applicable for the said transactions

Annual Report 2022-23

* The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Notice, necessary approval(s) are awaited.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 19 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 19 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 19 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 19 of the accompanying Notice.

Item No. 20

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions with eligible counterparties (including its related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Associate)*
Type of transaction	Reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions.
Value of the transaction	Aggregate value of transaction during FY2025 not exceeding Rs. 40.00 billion.
Material terms	These are short-term lending transactions undertaken at prevailing market rates in the ordinary course of banking business in accordance with applicable RBI regulations/directions.

Annual Report 2022-23

Particulars	Details of transactions
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related party undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	2.15%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management.
Valuation or other external party report	Not applicable for the said transactions

* The Board of Directors of the Bank have approved an increase in shareholding in ICICI Lombard General Insurance Company Limited, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make it a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024. As on the date of this Notice, necessary approval(s) are awaited.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 20 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 20 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 20 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 20 of the accompanying Notice.

Item No. 21

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

Annual Report 2022-23

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank avails manpower services as per the terms agreed with the service provider on an arm's length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I-Process Services (India) Private Limited (Associate)*
Type of transaction	Availing manpower services for certain activities of the Bank.
Value of the transaction	Rs. 20.00 billion for FY2025 (excluding GST)
Material terms	I-Process Services (India) Private Limited provides manpower for non-critical and routine functions of the Bank, in the nature of human resource services in accordance with the terms and conditions mutually agreed upon.
Payment for human resource services provided includes salary and commission thereon and reimbursement of the overhead expenses at actuals.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a service provider herein.
Tenure of the transaction	As may be mutually agreed
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	1.07%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	I-Process Services (India) Private Limited provides manpower services for certain routine and non-critical operations of the Bank. The outsourcing of routine and non-critical activities helps the Bank to improve efficiency and is therefore, in the interest of the Bank.
Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

* The Board of Directors of the Bank have approved the proposal for making I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approval(s). As on the date of this Notice, necessary approval(s) are awaited.

Annual Report 2022-23

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 21 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 21 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 21 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 21 of the accompanying Notice.

Item No. 22

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI Listing Regulations.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank avails insurance services as per the terms agreed with the service provider on an arm's length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary)
Type of transaction	Premium paid towards various policies and receipt of claim on those policies.
Value of the transaction	I. Premium paid: Rs. 15.00 billion (excluding GST)
II. Claim received: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured under insurance policies.
Material terms	These transactions will be executed on an arm’s length basis. The insurance policy benefits paid by the insurer company are as per the terms and conditions of the insurance policy and the insurer’s claim settlement procedures.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a service provider herein.

Annual Report 2022-23

Particulars	Details of transactions
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2023)	I. Premium paid: 0.81%
II. Claim received: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured as per insurance policies.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2023)	I. Premium paid: 3.70%
II. Claim received: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured as per insurance policies.
Justification as to why the related party transaction is in the interest of the listed entity

ICICI Prudential Life Insurance Company Limited (“Insurer”) provides various insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the Bank’s employees as well as customers to whom loans are being granted. The Insurer also issues such policies to various unrelated corporate entities and financial institutions.

The Insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims towards risk coverage and retirement benefits for the Bank’s employees as well as customers to whom loans had been granted. Claims are settled on similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 22 during FY2025, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2025, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 22 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 22 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 22 of the accompanying Notice.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, June 29, 2023

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-26538900
Phone: 0265-6722286	Fax: 022-26531228

Annual Report 2022-23

ANNEXURE I TO ITEM NOS. 6 TO 13 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Hari L. Mundra
Name of the Director	Mr. Hari L. Mundra (DIN: 00287029)
Age	73 years 8 months
Date of first appointment on Board	The Board at its Meeting held on October 26, 2018 approved the appointment of Mr. Hari L. Mundra as an Additional (Independent) Director of the Bank, for five years effective from October 26, 2018 to October 25, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Mundra as an Independent Director of the Bank.
Brief resume including qualification and experience	A rank holder both in B.A. Hons and M.B.A., Mr. Hari L. Mundra has 50 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Ltd and was the youngest member of its Board as the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was responsible for its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Global Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 13 years. Deeply engaged with the social sector, he led the turnaround of Indian Cancer Society and continues as its Hon Chairman. He is also the Founder Vice President of another NGO viz. Society for Complementary Therapies.
Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Law, Human Resources, Risk Management, Business Management, Business and Financial Strategy, Treasury, M&A, Business Restructuring and Taxation
Other Directorships (as on June 29, 2023)	Tata Autocomp Systems Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)

ICICI Bank Limited
Stakeholders Relationship Committee - Chairman

Credit Committee
Customer Service Committee
Review Committee for identification of wilful defaulters/non co-operative borrowers
Tata Autocomp Systems Limited
Audit Committee - Chairman
Nomination and Remuneration Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None

Annual Report 2022-23

No. of equity shares held in the Company (as on June 23, 2023)	Nil

No. of board meetings attended during the financial year (FY2023)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of Rs. 100,000 for each meeting of the Board and each meeting of the Stakeholders Relationship Committee, Credit Committee and Customer Service Committee attended by him. He is also entitled to a fixed remuneration of Rs. 2,000,000 per annum.

The Review Committee for identification of wilful efaulters/non co-operative borrowers, constituted by the Bank, which comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of Rs. 100,000 for each Meeting.

The details of remuneration paid to Mr. Mundra in FY2023 are provided in the Directors’ Report.

Mr. B. Sriram
Name of the Director	Mr. B. Sriram (DIN: 02993708)
Age	64 years 9 months
Date of first appointment on Board	The Board at its Meeting held on January 14, 2019 approved the appointment of Mr. B. Sriram as an Additional (Independent) Director of the Bank for five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sriram as an Independent Director of the Bank.
Brief resume including qualification and experience	Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen’s College, Delhi University. Mr. Sriram was the Managing Director & CEO, IDBI Bank Ltd from June 30, 2018 to September 29, 2018, Managing Director, State Bank of India from July 2014 to June 2018 and Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014. He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and held various key assignments and experience within the Bank and the State Bank Group encompassing Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking, International Operations, Payment and Settlement Systems and Small-Scale Industry. He is a Part Time Member of the Insolvency and Bankruptcy Board of India (IBBI) and also a Member of its Audit Committee.
Expertise in specific functional areas	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy

Annual Report 2022-23

Other Directorships (as on June 29, 2023)	1. Nippon Life India Asset Management Limited
2.    TVS Credit Services Limited
3.    TVS Supply Chain Solutions Limited
4.    TVS Motor Company Limited
5.     IndiaIdeas Com Limited
6.    National Bank for Financing Infrastructure and Development
7. Dreamplug Technologies Private Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)

ICICI Bank Limited
Information Technology Strategy Committee - Chairman

Board Governance, Remuneration & Nomination Committee

Credit Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers
Nippon Life India Asset Management Company Limited
Nomination and Remuneration Committee

Audit Committee
Stakeholders Relationship Committee

Corporate Social Responsibility Committee

Risk Management Committee
TVS Credit Services Limited
Asset Liability Management Committee - Chairman

Information Technology Strategy Committee - Chairman

Credit Sanction Committee - Chairman
Nomination and Remuneration Committee
TVS Supply Chain Solutions Limited

Risk Management Committee - Chairman

Audit Committee
IndiaIdeas Com Limited
Audit Committee - Chairman
Nomination & Remuneration Committee
National Bank for Financing Infrastructure and Development
Risk Management Committee - Chairman

Nomination and Remuneration Committee

Executive Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	Nil
No. of board meetings attended during the financial year (FY2023)	9/9

Annual Report 2022-23

Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of Rs. 100,000 for each meeting of the Board and each meeting of the Information Technology Strategy Committee, Board Governance, Remuneration & Nomination Committee and Credit Committee attended by him. He is also entitled to a fixed remuneration of Rs. 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co-operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of Rs. 100,000 for each Meeting.

The details of remuneration paid to Mr. Sriram in FY2023 are provided in the Directors’ Report.

Mr. S. Madhavan

Name of the Director	Mr. S. Madhavan (DIN: 06451889)
Age	66 years 8 months
Date of first appointment on Board	The Board approved the appointment of Mr. S. Madhavan as an Additional (Independent) Director of the Bank for five years effective from April 14, 2019 to April 13, 2024, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Madhavan as an Independent Director of the Bank.
Brief resume including qualification and experience	Mr. S. Madhavan is a fellow member of the Institute of Chartered Accountants of India and holds a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. He has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management and Banking. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairman, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.
Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management and Business Management, Strategy, Business Operations, Governance, Taxation
Other Directorships (as on June 29, 2023)	1. Sterlite Technologies Limited
2.    Transport Corporation of India Limited
3.    HCL Technologies Limited
4.    Procter & Gamble Health Limited
5.    Life Style International Private Limited
6.    CBIX Technology Solutions Private Limited
7. Shopkhoj Content Private Limited

Annual Report 2022-23

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)	ICICI Bank Limited
Risk Committee - Chairman
Audit Committee
Fraud Monitoring Committee
Review Committee for identification of wilful defaulters/non co-operative borrowers
Sterlite Technologies Limited
Audit Committee - Chairman
Nomination and Remuneration Committee
Stakeholders’ Relationship Committee
Transport Corporation of India Limited
Risk Management Committee - Chairman
Compensation/Nomination & Remuneration Committee
Audit Committee
HCL Technologies Limited
Audit Committee - Chairman
Stakeholders’ Relationship Committee - Chairman
Finance Committee - Chairman
Risk Management Committee - Chairman
Corporate Social Responsibility Committee
Procter & Gamble Health Limited
Audit Committee
Risk Management Committee
Life Style International Private Limited
Audit Committee - Chairman
Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	4,000 equity shares
No. of board meetings attended during the financial year (FY2023)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of Rs. 100,000 for each meeting of the Board and each meeting of the Risk Committee, Audit Committee and Fraud Monitoring Committee attended by him. He is also entitled to a fixed remuneration of Rs. 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co-operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of Rs. 100,000 for each Meeting.

The details of remuneration paid to Mr. Madhavan in FY2023 are provided in the Directors’ Report.

Annual Report 2022-23

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	63 years 1 month
Date of first appointment on Board

The Board at its Meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director and Chief Operating Officer (Designate). RBI and Members approved the said appointment effective July 31, 2018.

The Board at its Meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as MD & CEO of the Bank for a period of five years, subject to the approval of RBI and Members. RBI and Members approved the appointment of Mr. Bakhshi as MD & CEO for a period effective from October 15, 2018 upto October 3, 2023.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Expertise in specific functional areas	Banking, Finance, Business Management and Insurance
Other Directorships (as on June 29, 2023)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)

ICICI Bank Limited

Credit Committee - Chairman

Review Committee for identification of wilful defaulters/non co-operative borrowers - Chairman

Customer Service Committee

Fraud Monitoring Committee

Asset Liability Management Committee

Committee of Senior Management

Committee of Executive Directors

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	270,000 equity shares
No. of board meetings attended during the financial year (FY2023)	9/9
Terms and conditions of appointment or re-appointment including remuneration

The Board at its Meeting held on October 22, 2022 approved the re-appointment of Mr. Sandeep Bakhshi as the MD & CEO for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to approval of the RBI and Members of the Bank.

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY2023 are provided in the Directors’ Report.

Annual Report 2022-23

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	57 years 5 months
Date of first appointment on Board

The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later. RBI vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as Executive Director of the Bank for a period of three years from the date of his taking charge as Executive Director. The Board of Directors vide a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Batra as Executive Director of the Bank.

The Board at its Meeting held on May 28, 2023 approved the re-appointment of Mr. Batra for a further period of two years with effect from December 23, 2023 to December 22, 2025 subject to the approval of RBI. This term of two years is within the five years term as previously approved by the Members.

Brief resume including qualification and experience

Mr. Sandeep Batra is responsible for Corporate Centre since July 2018. He is responsible for Credit, Corporate Communications, Data Science, Finance, Human Resource, Legal, Operations and Customer Service, Technology & Secretarial Groups. He is also administratively responsible for Risk function, Internal Audit and Compliance Groups.

He has been with ICICI since 2000 and his previous stints included being Executive Director, CFO at ICICI Prudential Life Insurance Company Limited and Group Compliance Officer & Company Secretary at ICICI Bank. He is a Chartered Accountant and Company Secretary by qualification.

Expertise in specific functional areas	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance and Economics
Other Directorships (as on June 29, 2023)	1. ICICI Prudential Life Insurance Company Limited
2.    ICICI Lombard General Insurance Company Limited
3.    ICICI Prudential Asset Management Company Limited
4. ICICI Venture Funds Management Company Limited

Annual Report 2022-23

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)

ICICI Bank Limited
Risk Committee
Information Technology Strategy Committee

Stakeholders Relationship Committee
Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

Committee of Executive Directors
Committee of Senior Management

Asset Liability Management Committee

Executive Investment Committee
ICICI Prudential Life Insurance Company Limited
Board Audit Committee

Board Investment Committee
Board Nomination and Remuneration Committee
With Profits Committee
ICICI Lombard General Insurance Company Limited
Audit Committee
Board Nomination and Remuneration Committee

Investment Committee
ICICI Prudential Asset Management Company Limited
Committee of Directors - Chairman

Audit Committee
Risk Management Committee
Nomination and Remuneration Committee
ICICI Venture Funds Management Company Limited

Nomination and Remuneration Committee - Chairman

Audit Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	180,000 equity shares
No. of board meetings attended during the financial year (FY2023)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2023 are provided in the Directors’ Report.

Annual Report 2022-23

Mr. Rakesh Jha

Name of the Director	Mr. Rakesh Jha (DIN: 00042075)
Age	51 years and 8 months
Date of first appointment on Board

The Board at its Meeting held on April 23, 2022, subject to the approval of RBI and Members, approved the appointment of Mr. Rakesh Jha as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later.

The Members at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Jha as a Wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by RBI, whichever is later. RBI though its letter dated September 2, 2022, communicated its approval for the appointment of Mr. Jha as Executive Director of the Bank for a period of three years from the date of its approval, i.e. September 2, 2022.

Brief resume including qualification and experience

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow.

He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role.

Mr. Jha is responsible for the retail, small enterprises and corporate banking businesses of the Bank.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology
Other Directorships (as on June 29, 2023)	1. ICICI Securities Limited 2. ICICI Lombard General Insurance Company Limited 3. ICICI Home Finance Company Limited 4. ICICI Venture Funds Management Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)

ICICI Bank Limited

Corporate Social Responsibility Committee

Credit Committee

Customer Service Committee

Fraud Monitoring Committee

Information Technology Strategy Committee

Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Executive Investment Committee

ICICI Securities Limited

Nomination & Remuneration Committee

ICICI Lombard General Insurance Company Limited

Risk Management Company

Strategy Committee

ICICI Home Finance Company Limited

Board Governance, Nomination & Remuneration Committee

Asset Liability Management Committee

Management Committee

ICICI Venture Funds Management Company Limited

Audit Committee - Chairman

Corporate Social Responsibility Committee

Nomination and Remuneration Committee

Annual Report 2022-23

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	81,000 equity shares
No. of board meetings attended during the financial year (FY2023)	6/6 (As Executive Director)
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to

Mr. Jha in FY 2023 are provided in the Directors’ Report.

Mr. Anup Bagchi

Name of the Director	Mr. Anup Bagchi (DIN: 00105962)
Age	52 years 11 months
Date of first appointment on Board

The Board at its Meeting held on October 14, 2016 approved the appointment of Mr. Anup Bagchi as a Wholetime Director (designated as Executive Director) for a period of five years effective February 1, 2017, subject to approval of RBI and Members. RBI and Members approved the said appointment for five years effective February 1, 2017.

The Board at its Meeting held on April 24, 2021 and the Members at the Annual General Meeting held on August 20, 2021 approved the re-appointment of Mr. Bagchi as Wholetime Director (designated as Executive Director) of the Bank for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of RBI. RBI approved the re-appointment of Mr. Bagchi as Executive Director of the Bank for a period of three years effective from February 1, 2022.

Mr. Bagchi ceased to be a Director of the Bank with effect from close of business hours on April 30, 2023 pursuant to his appointment as Managing Director & Chief Executive Officer (MD & CEO) of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2023. To ensure a seamless transition, he assumed the office of Executive Director & Chief Operating Officer of ICICI Prudential Life Insurance Company Limited with effect from May 1, 2023.

Brief resume including qualification and experience

Mr. Anup Bagchi is the MD & CEO of ICICI Prudential Life Insurance Company Limited effective June 19, 2023. Prior to this, he held office as Executive Director and Chief Operating Officer effective May 1, 2023 and as Non-Executive Director since October 8, 2018.

During his tenure as the Executive Director of ICICI Bank (February 1, 2017 to April 30, 2023), he headed the Wholesale Banking, Transaction Banking, Markets Group and Proprietory Trading Group. He had worked extensively in the areas of retail banking, treasury, investment banking, small scale industry, payment & settlement systems. He has been honoured with ‘The Asian Banker Retail Finance Person of the Year Award in Asia Pacific’ at The Asian Banker Excellence in Retail Financial Services Awards 2021 for helping grow the bank’s retail business through digital transformation.

He was the Managing Director & CEO of ICICI Securities Limited from May 1, 2011 till October 31, 2016.

Annual Report 2022-23

He represented the ICICI Group in various regulatory committees of key bodies such as RBI and SEBI. He was a member of RBI’s Expert Committee on Micro, Small & Medium Enterprises and of SEBI’s Committee on Financial and Regulatory Technologies (CFRT). He was in the Executive Committee of National Securities Depository Ltd., (NSDL), Advisory Committee of BSE Limited and was co Chairman of FICCI’s Capital Markets Committee.

He was also a member of SEBI’s Secondary Markets Advisory Committee (SMAC), Fair Market Conduct Committee and Committee on Financial and Regulatory Technologies and Risk Management Review Committee.

Expertise in specific functional areas

Accountancy, Banking, Economics, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Risk Management, Business Management, Retail & Rural and Inclusive Banking, Strategy and Corporate Planning, Securities, Business Strategy, Retail Broking, Corporate Banking, Investment Banking, Treasury Control and Services

Other Directorships (as on June 29, 2023)	Details not available as he was a Director of the Bank upto April 30, 2023
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 29, 2023)	Details not available as he was a Director of the Bank upto April 30, 2023
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 23, 2023)	Nil
No. of board meetings attended during the financial year (FY2023)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bagchi in FY2023 are provided in the Directors’ Report.

By Order of the Board

Prachiti Lalingkar

Company Secretary

ACS: 20744

Mumbai, June 29, 2023

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-26538900
Phone: 0265-6722286	Fax: 022-26531228

Annual Report 2022-23

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the prevailing provisions under the Income-tax Act, 1961 (“the Act”), dividend paid or distributed by the Bank is taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source (TDS) under Section 194 of the Act or Section 195 of the Act at the prescribed rates at the time of making the payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable if pursuant to Section 206AA of the Act valid Permanent Account Number (PAN) has not been provided by shareholder or pursuant to Section 139AA of the Act where PAN is inoperative due to non-linking with Aadhaar or pursuant to Section 206AB of the Act shareholder being a specified person.

A specified person is one who has not complied with filing of income tax returns for last year and is having aggregate tax deducted at source and tax collected at source of Rs. 50,000 or more in the previous year. A non-resident not having permanent establishment in India is not considered as a specified person.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable, as explained herein.

A.	Resident Shareholders

1.

For Resident Shareholders, TDS will be applicable at 10% on the amount of dividend. In case valid PAN is not provided or PAN-Aadhaar is not linked or shareholder is a specified person, then the TDS will be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or KFin Technologies Limited (KFin), Registrar & Share Transfer Agent (R & T Agent) of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in dematerialised form) immediately. Further, shareholders who have not linked their PAN with Aadhaar are requested to get it linked.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed Rs. 5,000 per year.

•	The shareholder has provided duly filled and signed Form 15G (applicable to any Person other than a company or a Firm)/Form 15H (applicable to an Individual above the age of 60 years) with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil	• Declaration that it is an Insurance company as specified under Proviso to Section 194 of the Act • Self-attested copy of certificate of registration with IRDAI • Self-attested copy of PAN card
b.	Government, Reserve Bank of India (RBI), Specified Corporations established by or under Central Act whose income is exempt from tax under that Act, and Mutual Funds specified under Section 10(23D) of the Act	Nil	• Declaration that it is covered by Section 196 of the Act read with the Circulars issued thereunder • Self-attested copy of relevant registration documents • Self-attested copy of PAN card

Annual Report 2022-23

c.	Category - I & II Alternative Investment Funds (AIF) registered with the Securities and Exchange Board of India (SEBI)	Nil

•     Declaration that its income is exempt under Section 10(23FBA) of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•     Self-attested copy of SEBI AIF registration certificate

•     Self-attested copy of PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS

•     Declaration that it is covered by CBDT circular or Notification

•     Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or notification

•     Self-attested copy of PAN card

e.	All resident shareholders	Rate specified in the lower or nil deduction certificate issued by the income tax department	• Self-attested copy of certificate under Section 197 of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B.	Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt (ADR), TDS will be applicable under Section 196C of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor (FII/FPI), TDS will be applicable under Section 196D of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of Section 195 of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

4.	The Non-resident shareholders who has a permanent establishment in India and is a specified person under Section 206AB of the Act would be liable for twice the rate of TDS as applicable to them.

5.	If certificate under Section 197/195 of the Act is obtained by Non-resident shareholders for lower/Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Pursuant to Section 90(2) of the Act, Non-resident shareholders (other than Depositary for ADRs) have the option to be avail the benefit of tax treaty between India and the countries of their tax residence for which such Non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

1.	Self-attested copy of PAN card allotted by the Indian Income Tax authorities; If PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate (TRC) (for FY 2023-24) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from such other language to English language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

Annual Report 2022-23

3.	Self-declaration in Form 10F for FY 2023-24 on the Income Tax portal in case the shareholder has PAN in India. In absence of PAN, manual self-declaration in Form 10F for FY 2023-24 along with self-declaration;

4.	Self-declaration by the non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of Non-resident shareholders Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits and/or to avoiding higher TDS as per Section 206AB of the Act.

Please note that the Bank in its sole and absolute discretion reserves the right to call for any further information and/or to apply domestic law/tax treaty for TDS.

GENERAL INSTRUCTIONS

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess, wherever applicable.

2.

Shareholders holding shares in dematerialised form, are requested to update their details such as tax residential status, PAN, bank account details, postal address, email addresses, mobile number and nomination with their depository participants.

Shareholders holding shares in physical form are requested to update the aforementioned details by submitting the relevant Forms to KFin. The Forms are available on the website of the Bank at https: //www.icicibank.com/about-us/investrelations and on the website of the KFin at https://ris.kfintech.com/clientservices/isc/default. aspx#isc_download_hrd.

3.	Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above-mentioned information as on Record Date i.e. August 9, 2023 as per the details available with the Depositories/R & T Agent.

4.	In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/submit documents as applicable to them on or before August 9, 2023 (6:00 p.m. IST) at https://ris.kfintech. com/form15/forms.aspx?q=0.

5.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

6.	No communication on the tax determination/deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, there would still be an option available with the shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

All communications/queries in this respect should be sent to email address at einward.ris@kfintech.com.

7.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

8.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

9.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under Section 206AB or Section 139AA of the Act.

Annual Report 2022-23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 02, 2023	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Assistant General Manager